

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 29, 2024

VIA ELECTRONIC MAIL

Ms. Debra Sutter
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

Re: Franklin Advisers, Inc. et al., File No. 812-15544

Dear Ms. Sutter:

By form APP-WD filed with the Securities and Exchange Commission on April 17, 2024, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa R. Ragen

Lisa R. Ragen
Branch Chief

cc: Jane Trust, Franklin Templeton
Todd Lebo, Esq., Franklin Templeton
Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP
David W. Blass, Esq., Simpson Thacher & Bartlett LLP
Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP